Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. The pro forma computations give effect to the refinancing transactions as if they occurred on January 1, 2005. The refinancing transactions represent, collectively, the repurchase of the Tender Offer Notes totaling $970 million, the redemption of the remaining $22 million principal amount of our 2008 Subordinated Notes and the issuance of our $900 million principal amount of Existing Notes. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

Pro Forma
as Adjusted
for the
Refinancing	Historical
Historical	Transactions	Six Months
Years Ended December 31,	Ended June 30,
2001	2002	2003	2004	2005	2005	2005	2006
(Dollars in millions)
EARNINGS:
Earnings (Loss) before income taxes	$147	$(181)	$123	$547	$831	$862	$352	$600
Interest expense, net of capitalized interest (a)	52	157	194	153	194	166	55	34
Amortization of debt discount	—	6	9	9	10	9	5	5
Amortization of debt issuance costs	1	2	10	9	7	5	4	2
Estimated interest portion of rents (b)	17	27	33	34	49	49	21	23

Total Earnings	$217	$11	$369	$752	$1,091	$1,091	$437	$664

FIXED CHARGES:
Interest expense whether expensed or capitalized (a)	$57	$160	$196	$157	$202	$174	$59	$38
Amortization of debt discount	—	6	9	9	10	9	5	5
Amortization of debt issuance costs	1	2	10	9	7	5	4	2
Estimated interest portion of rents (b)	17	27	33	34	49	49	21	23

Total Fixed Charges	$75	$195	$248	$209	$268	$237	$89	$68

RATIO OF EARNINGS TO FIXED CHARGES	2.9	x	(c	)	1.5	x	3.6	x	4.1	x	4.6	x	4.9	x	9.8	x

(a)	Includes interest expense and other financing costs.

(b)	For a majority of the marine charter leases the interest portion of rents was estimated by using our incremental borrowing rate in effect at the inception of the leases. For the remaining leases, interest expense was estimated by using one third of the rental payments. Total rental expense including marine charters was approximately $66 million, $92 million, $100 million, $103 million and $163 million for the years ended 2001, 2002, 2003, 2004 and 2005, respectively, and $68 million and $79 million for the six months ended June 30, 2005 and 2006, respectively.

(c)	For the year ended December 31, 2002, fixed charges exceeded earnings by $184 million.